

Mail Stop 3030

March 26, 2009

Via Facsimile and U.S. Mail

Kevin K. Gordon
Executive Vice President and Chief Financial Officer
Teleflex Incorporated
155 South Limerick Road
Limerick, Pennsylvania 19468

      Re: Teleflex Incorporated
          Form 10-K for the year ended December 31, 2008
          File No. 1-05353

Dear Mr. Gordon:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Contractual Obligations, page 39

1.   We note your disclosures regarding income tax and pensions and other postretirement liabilities. Please revise future filings to disclose your income tax, pension obligations and other long term liabilities reported on your balance sheet within your contractual obligations table. To the extent that you cannot reasonably estimate the future payments, please disclose this fact and revise future filings to disclose the total amounts of the related obligations within your contractual obligation table or in a footnote to the table.

Consolidated Balance Sheets, page F-5

2.   We note that as of December 31, 2008 and 2007 you had recorded other long term liabilities on your balance sheet of $182.9 million and $164.4 million, respectively. Please revise your future filings to provide footnote disclosure of any material components of this balance.

Note 1 – Summary of Significant Accounting Policies, page F-8

Consolidation, page F-8

3.   We note your disclosure that you consolidate variable interest entities in which you bear a majority of the risk of the potential losses or gains. If material, please revise future filings to provide the disclosures required by paragraphs 23 and 24 of FIN 46(R) for the interests you hold in any variable interest entities.

Reclassifications, page F-12

4.   We note that reclassified your revolving credit line borrowings of $41.8 million from current liabilities to long term liabilities in your prior year balance sheet. Please explain to us why these amounts were reclassified. To the extent terms of your borrowings were modified, please revise future filings to clearly disclose the significant terms of any credit modifications.

Note 12 – Income Taxes, page F-31

5.   We note that several of your foreign subsidiaries operate under tax holidays in their respective jurisdictions. If material, please revise future filings to disclose

the aggregate dollar and per share effects related to tax holidays. Refer to SAB Topic 11C.

Note 14 – Fair Value Measurement, page F-41

6.   We note that as of December 31, 2008, the fair value of your derivative liabilities is $53.3 million. We further note that you have a current derivative liability of $27.4 million on the face of your balance sheet. Please revise future filings to clearly disclose the line items where you have recorded your derivative liabilities. Refer to Rule 4-08(n)(7) of Regulation S-X.

     As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief